UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-39173

I-MAB

2440 Research Boulevard, Suite 400

Rockville, MD 20850

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Business Model Update

On October 16, 2025, I-Mab (the “Company”) announced the adoption of a new business model designed to identify and advance high-value therapeutic assets through strategic partnerships and specialized subsidiary entities. Under this model, the Company expects to transition into a biotechnology platform company which will establish separate subsidiaries responsible for the development of therapeutically focused assets to enhance oversight, operational focus, and risk management. The Company also announced its intention to change its name from I-Mab to NovaBridge Biosciences, subject to shareholder approval at the Extraordinary General Meeting of Shareholders (the “EGM Meeting”) on October 24, 2025.

Visara Series A Subscription Agreement

On October 14, 2025, the Company entered into a Series A Preferred Stock Subscription Agreement (the "Series A Agreement") with its wholly owned subsidiary, Visara, Inc., a Delaware corporation ("Visara"), and AffaMed Therapeutics (HK) Limited ("AffaMed"). Pursuant to the Series A Agreement, the Company subscribed for and agreed to purchase 35 million shares of Series A preferred stock of Visara ("Series A Preferred Shares") for an aggregate purchase price of approximately $37 million, and AffaMed subscribed for and agreed to purchase approximately 16.2 million Series A Shares. AffaMed's subscription was made in exchange for the assignment of certain rights, title, and interest related to VIS-101 (also known as AM712 and ASKG712), a novel bifunctional biologic targeting VEGF-A and ANG2 for patients with wet age-related macular degeneration (wet AMD) and diabetic macular edema (DME). The transactions contemplated by the Series A Agreement (the "Series A Financing") are intended to provide funding for the licensing of certain assets and for working capital purposes. The Series A Financing is expected to close [in October 2025] (the "Closing"), subject to the satisfaction or waiver of customary closing conditions. AffaMed is an affiliate of CBC Group, one of the Company's existing shareholders.

Assignment and Assumption Agreement between Visara and AffaMed

On October 14, 2025, Visara entered into an Assignment and Assumption Agreement (the "Assignment and Assumption Agreement") with AffaMed pursuant to which AffaMed has agreed to assign, and Visara has agreed to assume, certain rights and obligations of AffaMed under the Exclusive License Agreement, dated November 6, 2021 between AffaMed and AskGene Pharma, Inc. ("AskGene") and the Safety Data Exchange Agreement, dated August 25, 2022, between AffaMed and AskGene (such transactions, the "Assignment"). The Assignment will become effective upon Closing and, as consideration therefor, the Company will make an upfront payment to AffaMed in the amount of $5 million within 60 days thereafter.

Exclusive License Agreement between Visara and AskGene

On October 15, 2025, Visara entered into an Exclusive License Agreement (the "License Agreement") with AskGene. Under the License Agreement, AskGene will grant Visara an exclusive royalty bearing license, with the rights to sublicense under certain intellectual property rights, to develop VIS-101, currently known as ASKG712, in Singapore, Thailand, Malaysia, Indonesia, Vietnam, the People’s Republic of China, Taiwan, Macau, Hong Kong, Korea, and India (the "License"). The License will become effective upon Closing and, as consideration therefor, Visara will make an upfront payment to AskGene in the amount of $7 million within 30 business days thereafter. In addition, Visara has agreed to reimburse AskGene for certain out of pocket expenses incurred in connection with the initiation of its Phase 2a study and long-term toxicology study up to an aggregate amount of RMB24 million.

Stock Exchange of Hong Kong Limited

On October 16, 2025, the Company announced that it intends to file an application with The Stock Exchange of Hong Kong Limited (the "HKEX") in connection with a proposed dual primary listing by way of the initial public offering of its ordinary shares on the Main Board of The Stock Exchange of Hong Kong Limited. Any listing and offering will be subject to market conditions, regulatory approvals, and final corporate approvals, and there can be no assurance that the listing or offering will proceed or be completed on any particular timetable. This communication is neither an offer to sell nor a solicitation of an offer to buy, nor shall there be any offer, solicitation, or sale of the Company’s securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful.

Appointment of Mr. Kyler Lei as Chief Financial Officer

On October 16, 2025, the Company announced the appointment of Mr. Kyler Lei as its Chief Financial Officer, effective immediately. Mr. Lei is a global capital markets and investor relations professional with extensive experience in healthcare, equity research, corporate communications, corporate finance and strategy. Mr. Lei is primarily responsible for overseeing the overall financial strategy and management, corporate finance and capital markets, corporate development and operations. From July 2022 to October 2025, Mr. Lei served as deputy general manager and head of capital markets at Sino Biopharmaceutical Limited (HKEX: 1177), where he was primarily responsible for corporate finance and capital markets. Prior to that, from June 2021 to July 2022, Mr. Lei was head of investor relations at WuXi AppTec Co., Ltd. (Shanghai Stock Exchange: 603259, and HKEX: 2359), where he was responsible for investor relations and financial public relations. From June 2020 to June 2021, Mr. Lei was associate director at Daiwa Securities, where he was the lead research analyst covering China healthcare industry. Mr. Lei was also employed by Macquarie

Group from June 2018 to June 2020 as an equity research analyst. Mr. Lei obtained his master’s degree in biotechnology from Hong Kong University of Science and Technology and his bachelor’s degree in economics and finance from the University of Hong Kong.

Mr. Joseph Skelton will no longer serve as Chief Financial Officer of the Company, effective October 16, 2025. Mr. Skelton will continue to serve as an advisor to the Company.

Press Release

On October 16, 2025, the Company issued a press release announcing the matters described in this Report on Form 6-K. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

Incorporation by Reference

The information to set forth in this Report on Form 6-K shall be deemed to be incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-286954) and Form S-8 (File No. 333-239871, File No. 333-256603, File No. 333-265684, File No. 333-279842 and File No. 333-290195) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward Looking Statements

This Form 6-K contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “believes”, “designed to”, “anticipates”, “future”, “intends”, “plans”, “potential”, “estimates”, “confident”, and similar terms or the negative thereof. I-Mab may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding: the potential benefits of the new corporate strategy, intention to pursue a Hong Kong IPO, potential for a new dual NASDAQ Global Market and Hong Kong Stock Exchange (HKEX) listing, new leadership appointments, the pending VIS-101 acquisition, and the planned capitalization of Visara, the expected approval of shareholder proposals at the upcoming EGM Meeting, the strategy, clinical development, plans, results, safety and efficacy of givastomig and VIS-101 and its other drug candidates, the strategic and clinical development of I-Mab’s drug candidates, including givastomig; anticipated clinical milestones and results, and related timing; and the Company’s anticipated cash runway. Forward-looking statements involve inherent risks and uncertainties that may cause actual results to differ materially from those contained in these forward-looking statements, including but not limited to the following: the Company’s ability to demonstrate the safety and efficacy of its drug candidates; the clinical results for its drug candidates, which may or may not support further development or New Drug Application/Biologics License Application (NDA/BLA) approval; the content and timing of decisions made by the relevant regulatory authorities regarding regulatory approval of the Company’s drug candidates; the Company’s ability to achieve commercial success for its drug candidates, if approved; the Company’s ability to obtain and maintain protection of intellectual property for its technology and drugs; the Company’s reliance on third parties to conduct drug development, manufacturing and other services; the Company’s limited operating history and the Company’s ability to obtain additional funding for operations and to complete the development and commercialization of its drug candidates; and those risks more fully discussed in the “Risk Factors” section in the Company’s annual report on Form 20-F filed with the SEC on April 3, 2025 as well as the discussions of potential risks, uncertainties, and other important factors in the Company’s subsequent filings with the SEC. All forward-looking statements are based on information currently available to the Company. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by law.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release - I-Mab Announces Intention to Undertake Strategic Transformation to Global Biotech Platform, to Pursue Hong Kong IPO, and to Implement Name Change to NovaBridge Biosciences

99.2	I-Mab Company Presentation - October 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

I-MAB

By	:	/s/ Xi-Yong Fu
Name	:	Sean Fu
Title	:	Chief Executive Officer

Date: October 16, 2025